

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 19, 2018

<u>Via E-Mail</u>
Timothy Keogh
Chief Executive Officer and Director
AmeriCann, Inc.
3200 Brighton Blvd., Unit 144
Denver, CO 80216

      Re: **AmeriCann, Inc.**
                 Registration Statement on Form S-1
                 Filed December 21, 2017
                 File No. 333-222207

Dear Mr. Keogh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Cover Page</u>

1.   We note that you are registering shares with an aggregate offering price of $10,150,000. However, you state on page 4 that Mountain States has agreed to provide you with up to $10,000,000 of funding through the investment agreement. Please revise the prospectus to reconcile this disclosure and clarify the number of shares you are registering.

<u>Prospectus Cover Page</u>

2.   We note your disclosure that Mountain States may be deemed to be an underwriter. Please revise here and throughout the prospectus to state that, in connection with the sale of these shares, Mountain States is an underwriter.

Risk Factors, page 6

3.   We note that, on January 4, 2018, the Department of Justice issued a memo regarding marijuana enforcement. Please update your risk factor disclosure to address the potential ramifications of this memo on your business.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: William T. Hart, Esq. (*via e-mail*)